Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(dollars in thousands)

		Years ended December 31,
		2004		2003		2002		2001		2000

Income before income taxes	A	$80,887		$59,344		$42,495		$29,129		$16,448

Interest expense:
Interest on deposits		$83,135		$67,963		$70,061		$83,503		$78,670
Interest on other borrowings	C	20,787		15,536		14,044		8,938		8,514

Total interest expense	B	$103,922		$83,499		$84,105		$92,441		$87,184

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	1.78	x	1.71	x	1.51	x	1.32	x	1.19	x
Excluding deposit interest	(A+C) / C	4.89	x	4.82	x	4.03	x	4.26	x	2.93	x